ANTISOMA

07027436

082-34926

Antisoma plc Board Change

1 October 2007, London, UK: Antisoma plc (LSE: ASM; USOTC: ATSMY) announces that Ann Hacker has today resigned as a Non-Executive Director.

Barry Price, Chairman of Antisoma plc, said: "I should like to thank Ann on behalf of the Board for six years of sterling service and to wish her well for the future."

Mrs Hacker was Chairman of the Remuneration Committee and a member of the Audit Committee.

The Board has elected Dale Boden as the new Chairman of the Remuneration Committee and expects to appoint a new Non-Executive Director to the Board in due course.

Ends

SUPPL

Enquiries:
Glyn Edwards, CEO
Daniel Elger, Director of Communications
Antisoma plc +44 (0)208 799 8200

Mark Court/Lisa Baderoon/Rebecca Skye Dietrich
Buchanan Communications +44 (0)20 7466 5000

dw 10/19

END